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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ALLIS-CHALMERS ENERGY INC.
(Name of Issuer)
Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)
019645407
(CUSIP Number)
Mark A. Fullmer, Esq.
Phelps Dunbar LLP
365 Canal Street, Suite 2000
New Orleans, Louisiana 70130
(504) 584-9324
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 18, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Continued on the following pages.
Page 1 of 7 pages
Exhibit Index: Page 6

CUSIP No.	019645407	Page	2	of	7	; Exhibit Index: Page 6

1	NAMES OF REPORTING PERSONS: Oil & Gas Rental Services, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	72-0645690

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Louisiana

	7	SOLE VOTING POWER:

NUMBER OF		3,200,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,200,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,200,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No. 019645407	Page 3 of 7
Item 1. Security and Issuer
     This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Allis-Chalmers Energy Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5075 Westheimer, Suite 890, Houston, Texas 77056.
Item 2. Identity and Background
     This Schedule 13D is filed on behalf of Oil & Gas Rental Services, Inc., a Louisiana corporation (the “Reporting Person”). The address of the Reporting Person’s principal offices is 948 DeGravelle Road, Amelia, Louisiana 70340.
     The principal business of the Reporting Person is to hold the shares of Common Stock of the Issuer received in connection with the sale by the Reporting Person of substantially all of its assets to the Issuer and the assumption by the Issuer of specified liabilities of the Reporting Person in the transaction described in Item 4 below. The Reporting Person will eventually distribute its remaining assets to its shareholders once adequate reserves have been made for its remaining liabilities. The principal business of the Reporting Person prior to such transaction was the provision of specialized rental tool equipment to oil and gas companies.
     The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of the Reporting Person are set forth on Exhibit A to this Schedule 13D, which is incorporated by reference into this Item 2.
     During the last five years, neither the Reporting Person nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither the Reporting Person nor any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 below, the Reporting Person acquired the shares of Common Stock of the Issuer covered by this Schedule 13D in connection with the Issuer’s acquisition of substantially all of the assets and certain of the liabilities of the Reporting Person. The Issuer delivered such shares, together with cash, as the purchase price for such assets and liabilities of the Reporting Person.
Item 4. Purpose of Transaction
     Effective October 25, 2006, the Reporting Person entered into an asset purchase agreement with the Issuer (the “Asset Purchase Agreement”) pursuant to which the Issuer agreed to purchase substantially all of the assets and certain liabilities of the Reporting Person. The transactions contemplated by the Asset Purchase Agreement were consummated on December 18, 2006 (the “Closing Date”). On the Closing Date, the Issuer paid to the Reporting Person the purchase price for the assets of the Reporting Person, which consisted of $291,000,000 in cash and 3,200,000 shares of the Issuer’s Common Stock.
     In connection with the consummation of the transactions contemplated by the Asset Purchase Agreement, the Reporting Person entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer. Pursuant to the Investor Rights Agreement, the Issuer agreed to:
•	grant the Reporting Person the right to designate one nominee for election to the Issuer’s board of directors;

•	support the nomination of the nominee designated by the Reporting Person;

CUSIP No. 019645407	Page 4 of 7
•	use its best efforts to cause the board of directors (and the Issuer’s nominating committee, if any) to recommend the inclusion of such person in the slate of nominees recommended to stockholders for election as directors at each annual meeting of stockholders of the Issuer; and

•	one year after the Closing Date, file with the Securities and Exchange Commission a registration statement on the appropriate form relating to the registration of the offer and sale by the Reporting Person of the 3,200,000 shares of the Issuer’s Common Stock covered by this Schedule 13D.
     In addition, under the Investor Rights Agreement, the Issuer granted the Reporting Person “piggyback” registration rights to include the shares of Common Stock covered by this Schedule 13D in the first two registered offerings of Common Stock by the Issuer that occur at least one year after the Closing Date (other than certain specifically excluded registrations).
     In accordance with the terms of the Asset Purchase Agreement, Burt A. Adams was appointed as a member of the board of directors of the Issuer.
     Indemnity claims, if any, after the Closing Date by the Issuer against the Reporting Person under the Asset Purchase Agreement may be satisfied from the shares of Common Stock covered by this Schedule 13D.
     The foregoing descriptions of the Asset Purchase Agreement and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of such agreements, which are incorporated by reference into this Schedule 13D.
     Other than as described above and as described below in Item 6, which information is incorporated by reference into this Item 4, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any act similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person is the beneficial owner of 3,200,000 shares of the Common Stock of the Issuer, which represents approximately 11.3% of the total shares of Common Stock of the Issuer issued and outstanding, based on information as of December 8, 2006 provided to the Reporting Person by the Issuer. None of the directors or executive officers of the Reporting Person beneficially own any shares of the Common Stock of the Issuer.
     (b) The Reporting Person has sole voting and dispositive power with respect to the shares of Common Stock of the Issuer covered by this Schedule 13D.
     (c) Except for the transaction described in Item 3 above, the Reporting Person has not effected any transactions in shares of Issuer Common Stock during the past 60 days. None of the directors or executive officers of the Reporting Person has effected a transaction in shares of Issuer Common Stock during the past 60 days.

CUSIP No. 019645407	Page 5 of 7
     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock covered by this Schedule 13D.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Under the Asset Purchase Agreement, the Reporting Person has agreed that for the period beginning on the Closing Date and ending one year thereafter it will not directly or indirectly sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, distribute (including without limitation by means of a stock dividend or other distribution to shareholders) or otherwise dispose of or transfer (or enter into any transaction which is designed to, or might be reasonably expected to, result in the disposition of) any of the shares of the Issuer’s Common Stock covered by this Schedule 13D which were received by the Reporting Person as consideration under the Asset Purchase Agreement. The Reporting Person anticipates that, upon the conclusion of the one year holding period described in the foregoing sentence, it will distribute the 3,200,000 shares of the Issuer’s Common Stock to its shareholders, ratably in proportion to their ownership interest in the Reporting Person, assuming there are no claims by the Issuer against the Reporting Person under the Asset Purchase Agreement. See Item 4 above.
     Other than as described in this Item 6, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Person and any other person or persons with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
     The following are filed as exhibits to this Schedule 13D:
•	Exhibit A – Directors and Executive Officers of the Reporting Person;

•	Exhibit B – Asset Purchase Agreement, dated October 25, 2006, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on October 26, 2006); and

•	Exhibit C – Investor Rights Agreement, dated December 18, 2006, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on December 18, 2006).
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2006	OIL & GAS RENTAL SERVICES, INC.
	By:	/s/ Burt A. Adams
		Name:	Burt A. Adams
		Title:	President and Chief Executive Officer

CUSIP No. 019645407	Page 6 of 7
EXHIBIT INDEX
     Exhibit A – Directors and Executive Officers of Oil & Gas Rental Services, Inc.
     Exhibit B – Asset Purchase Agreement, dated October 25, 2006, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on October 26, 2006); and
     Exhibit C – Investor Rights Agreement, dated December 18, 2006, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on December 18, 2006).